Exhibit 4.19

English Language Summary of the Acquisition of Liquigás Distribuidora S.A. by Companhia Ultragaz S.A. dated November 17, 2016

On November 17, 2016, Ultrapar Participações S.A. (“Ultrapar”) and its subsidiary Companhia Ultragaz S.A. (“Ultragaz”) executed the Sale and Purchase Agreement of Shares and Other Covenants (“SPA”) for the acquisition (the “Acquisition”) of the entirety of Petróleo Brasileiro S.A. – Petrobras’s (the “Seller”) equity interest in Liquigás Distribuidora S.A.—Liquigás (“Liquigás”).

Purchase Price

The total price due for the Acquisition is R$2,665,569,000.00 (two billion, six hundred sixty-five million, five hundred sixty-nine thousand reais) (“Base Acquisition Price”), which shall be adjusted according to the average CDI rate, calculated daily and published by the Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos—CETIP), between the SPA’s execution date and the closing date of the Acquisition (“Closing Date” and “Acquisition Price”, respectively).

The Base Acquisition Price corresponds to an enterprise value of R$2,800,000,000.00 (two billion, eight hundred million reais), plus the value attributed to certain non-operational fixed assets held by Liquigás in the city of Osasco (the “Osasco Assets”) minus Liquigás’ net debt as of December 31, 2015 (corresponding to R$196,031,000.00 (one hundred ninety-six million and thirty-one thousand reais)).

In the event that the Osasco Assets are transferred by Liquigás to a third party prior to the Closing Date, the Acquisition Price shall be further reduced by the value of such potential sale of the Osasco Assets, adjusted according to the variation of the CDI rate in the period between execution date of the SPA and the Closing Date. The Acquisition Price is subject to further price adjustments based on variations in (i) Liquigás’ working capital and (ii) Liquigás’ net debt position, in each case for the period between December 31, 2015 and the Closing Date (to be calculated after the Closing Date).

Representations and Warranties

The Seller’s representations and warranties include, but are not limited to, the following: (i) the due incorporation and valid existence of the Seller and Liquigás according to the Brazilian law; (ii) the Seller’s capacity, as well as Liquigás’, to execute the SPA, comply with obligations assumed thereunder and complete the transaction set forth therein; (iii) no violation of laws, corporate documents of the Seller or of Liquigás and any instrument executed by the Seller or by Liquigás due to SPA’s execution; (iv) the ownership of shares subject matter of the Acquisition by the Seller and absence of encumbrances; (v) the compliance and adequacy of Liquigás’ financial statements dated December 31, 2015, and its accounting books and tax records with the Brazilian accounting principles and applicable laws; (vi) the ordinary conduction of Liquigás’ business from December 31, 2015 through the execution date of the SPA; (vii) the inexistence of material proceedings (according to SPA’s definition) involving Liquigás; (viii) the ownership or possession, by Liquigás, of assets required to proceed with its ordinary course of business, free from encumbrances; (ix) the maintenance of insurance policies at appropriate amounts by Liquigás; (x) compliance with certain tax matters; (xi) compliance with certain labor matters; (xii) compliance with certain anti-corruption matters; (xiii) compliance with certain antitrust matters; (xiv) intellectual property held or used by Liquigás; (xv) the compliance with laws by Liquigás; (xvi) the absence of third parties entitled to received payments as a result of the Acquisition (except the Seller’s financial advisor, whose commission shall be paid by the Seller); and (xvii) the inexistence of payments or bonuses due to the Acquisition (including to Liquigás’ employees and managers).

Indemnification

Pursuant to the SPA, the Seller shall indemnify Ultragaz, Liquigás (after the Closing Date), its affiliates and respective managers for any losses, obligations, claims or liabilities, as well as any fines, interest, penalties, costs or expenses, including judicial costs, reasonable attorney’s fees and other experts’ fees (“Losses”), effectively and directly borne or incurred by such persons as a result of: (i) any inaccuracy, violation or omission of any representation or warranty provided by the Seller under the terms of the SPA; (ii) partial or full non-compliance with any obligation, duty or agreement assumed by the Seller under the SPA; (iii) non-compliance with anti-corruption laws related to Liquigás’ management and/or businesses and activities; and/or (iv) of the Osasco Assets in the event they are transferred by Liquigás to a third party prior to the Closing Date. The Seller’s indemnity obligations are not absolute and may be mitigated depending on the nature and severity of the Loss incurred. Losses specifically related to fraud, tort or bad-faith by the Seller, non-compliance with anti-corruption laws related to Liquigás’ management and/or businesses and activities, shall be indemnifiable if claimed within a period of up to 5 years as of the Closing Date, limited by the Acquisition Price.

Termination

The SPA sets forth certain termination events, including, among others: (i) mutual agreement, in writing, by both the parties; (ii) automatically, in the event CADE decides on the definitive decision reproving the Acquisition in its entirety; and (iii) in the event, for instance, of the occurrence of bankruptcy, judicial recovery, judicial or extrajudicial dissolution by any of the parties or any Governmental Authority has created or imposed any Law, order or decree, in any case with permanent effect, which may make the Acquisition illegal or prohibits its conclusion.

Closing

At the Closing Date, the Seller agrees to transfer its shares in Liquigás to in exchange for the Acquisition Price, executing any documents required by Brazilian law, the companies’ bylaws or the parent companies’ shareholder agreements to effect this transfer.

Conditions Precedent for Closing

The SPA stipulates that the parties’ contractual obligations are subject to certain customary conditions precedent for this type of transaction, including (i) the accuracy of representations and warranties of the Seller, Liquigás and Ultragaz, (ii) confirmation that there is no law, regulation or order preventing the consummation of the Acquisition according to the SPA; (iii) the approval of the Brazilian Antitrust Authority – CADE, (iv) approval by the shareholders of Ultrapar at an extraordinary general shareholder’s meeting in accordance with applicable Brazilian legislation, and (v) approval by the Seller’s shareholders at its general meeting pursuant to its own Bylaws.

Final Provisions

Any dispute or controversy arising out of or relating in any way to the SPA, or in connection therewith, shall be determined by final and binding arbitration in accordance with Brazilian law, pursuant to the Rules of the International Chamber of Commerce – ICC and with place of arbitration at Rio de Janeiro, RJ.